MAIL STOP 7010
									February 1, 2006
Phillip DeZwirek, CEO
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, Ohio 45209

Re:	Registration Statement on Form S-3
	File No. 333-130294
	Amended January 17, 2006

Dear Mr. DeZwirek:

      We have reviewed your amended response and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated
January
6, 2006. Please give us a detailed legal analysis as to why you have named Green Diamond as an underwriter in your prospectus. We may have further comment based on your response.

Selling Stockholders, page 8

2. Please specify when The Shemano Group was issued warrants to purchase 14,000 shares of common stock.

3. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner of Erlbaum Family, L.P.

Undertakings

4. Because you do not appear to be relying on Rules 430B and C of the
Securities Act in conducting this offering, please remove the undertaking contained in Item 512(i) of Regulation S-K.

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may contact Craig Slivka at (202) 555-3729 or Lesli Sheppard, who supervised review of this filing, at
(202) 551-3708, with any questions.

      Sincerely,


      Pamela A. Long
      			Assistant Director

cc:	Leslie J. Weiss, Esq.
	Fax: 312-372-7951

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Phillip DeZwirek
CECO Environmental Corp.
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE